PETROCHINA COMPANY LIMITED

RULES OF PROCEDURES OF THE AUDIT COMMITTEE

Clause 1: Pursuant to the Articles of Association of PetroChina Company Limited (the “Articles”), the Rules of Procedures for the Board of Directors (the “Board”) of PetroChina Company Limited (the “Company”) and applicable regulatory requirements, these Rules are laid down to govern the constitution, responsibilities and procedures of the Board’s Audit Committee and to ensure the truthfulness of the Company’s financial information and the effectiveness of its internal control.

Clause 2: The Audit Committee is established by the Board as a professional committee under it. The Audit Committee reports and is accountable to the Board.

In fulfilling its responsibilities, the Audit Committee shall abide by applicable laws and regulations, the Articles and these Rules. By virtue of legislative requirements, the Audit Committee shall be subject to the supervision by the Supervisory Committee of the Company.

Clause 3: The Audit Committee shall be composed of three or four non-executive Directors, with independent non-executive Directors taking the most seats. The Audit Committee shall have a Chairman, who shall be an independent non-executive Director himself.

Clause 4: Members of the Audit Committee shall satisfy the following requirements:

(1)	The members have skills and experience suitable for the Company’s business.
(2)	The members have a certain level of financial knowledge.
(3)	At least one of the members have expertise in accounting or financial management and meet the qualification of accounting professionals required by the regulatory rules of Shanghai Stock Exchange and on The Stock Exchange of Hong Kong Limited.

Clause 5: Members of the Audit Committee shall be appointed or dismissed by the Board with the term of office same as that of the Board members and are eligible for re-election. Any member who ceases to be a Director of the Company during his term of office shall no longer be qualified as a member of the Audit Committee, in which case the Board shall fill any vacancies resulting therefrom in a timely manner in accordance with these Rules set out above in order for the composition of the Audit Committee to comply with these Rules.

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Clause 6: Meetings of the Audit Committee may be held either physically or by means of teleconferencing. The Chairman of the Audit Committee may convene a meeting at his own initiative or at the request of the external accountants engaged or the internal auditor of the Company. An extraordinary meeting of the Audit Committee may also be convened if requested by two or more of its members.

The quorum for a meeting of the Audit Committee shall be two thirds or more of its members present. A meeting shall be presided over by the Chairman of the Audit Committee or, in his absence, by a member appointed by the Chairman the Audit Committee. Any member who is unable to attend the meeting for any reason may appoint another member in writing to exercise his powers on his behalf.

Clause 7: The Audit Committee shall hold no less than four regular meetings every year and shall hold at least one regular meeting every quarter.

The first regular meeting shall principally discuss, but is not limited to, the following matters:

(1)	to discuss the financial report and the proposed profit distribution of the Company for the preceding year;
(2)	to discuss the annual report and annual results for the preceding year;
(3)	to discuss the internal audit report of the Company for the preceding year;
(4)	to discuss the internal control evaluation report of the Company for the preceding year;
(5)	to discuss the report on continuing connected transactions of the Company for the preceding year;
(6)	to discuss the proposal for engaging the Company’s domestic and international accounting firms for the current year; and
(7)	to note the financial audit report for the preceding year prepared by the external accounting firm.

The Committee shall submit a resolution or proposal to the board of directors after discussion.

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The second regular meeting shall principally discuss, but is not limited to, the following matters:

(1)	to discuss the first quarterly report;
(2)	to note the report submitted by the external accounting firm.

The Committee shall submit a resolution or proposal to the board of directors after discussion.

The third regular meeting shall principally discuss, but is not limited to, the following matters:

(1)	to discuss the financial report and plan for profit distribution of the Company for the interim period;
(2)	to discuss the interim report and the interim results of the Company;
(3)	to discuss the interim report of the Company on the continuing connected transactions;
(4)	to discuss the internal audit report of the Company for the interim period;
(5)	to discuss the internal control evaluation report of the Company for the interim period; and
(6)	to discuss the report on audit fees of the external accounting firms;
(7)	to note the financial audit report for the interim period prepared by the external accounting firm.

The Committee shall submit a resolution or proposal to the board of directors after discussion.

The fourth regular meeting shall principally discuss, but is not limited to, the following matters:

(1)	to discuss the third quarterly report of the Company;
(2)	to discuss the internal audit report of the Company;
(3)	to discuss the internal control assessment report of the Company; and
(4)	to note the report submitted by the external accounting firm.

The Committee shall submit a resolution or proposal to the board of directors after discussion.

Clause 8: The following matters shall be submitted to the board of directors for consideration after being considered and adopted by the Audit Committee:

(1)	disclosure of financial information in financial accounting reports and periodic reports and internal control assessment report;
(2)	engagement or dismissal of accounting firms which conduct the Company’s audit business;
(3)	engagement or dismissal of the chief financial officer of the Company;
(4)	changes in accounting policies, changes in accounting estimates or corrections of material accounting errors, which are made for reasons other than changes in accounting standards;

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(5)	other matters stipulated by laws, administrative regulations, CSRC regulations and the Articles.

Clause 9: The Audit Committee may entrust the following routine matters to the Office of the Board:

(1)	to distribute copies of the agenda and related supporting documents to members of the Audit Committee seven business days prior to a meeting of the Audit Committee is convened;
(2)	to prepare meeting minutes and to consolidate the opinions of each member of the Audit Committee who presents at the meeting into resolutions or proposals of the Audit Committee and dispatch the same to each attending member for signed confirmation; and
(3)	to distribute copies of the meeting minutes to the Board and members of the Audit Committee within 14 days after the conclusion of the meeting.

Financial reports, internal audit reports and internal control assessment reports are prepared by the relevant functional departments; external accountants' audit (or review) reports are prepared by external accounting firms engaged by the Company.

Clause 10: The Audit Committee shall examine the integrity of the annual reports, interim reports and quarterly reports of the Company as well as related financial statements and accounts, and review the major opinions expressed on the financial reporting contained in the above statements and reports.

The Audit Committee shall, before participation of the external accountants in the annual audit, examine financial statements prepared by the Company and form its opinion on the same in writing; and shall re-examine financial statements of the Company and form its opinion on the same in writing after the external accountants engaged for the annual audit has issued its preliminary audit opinion.

Clause 11: The Audit Committee shall submit its opinions on financial reports (including annual, interim and quarterly reports) of the Company and related materials to the Board after examining the same. The Audit Committee shall consider any significant or unusual items that are, or may need to be, reflected in the financial reports and accounts and shall give due attention

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to any matters that have been raised by the Chief Financial Officer and the external accountants, particularly the following:

(1)	any changes in accounting policies and practices;
(2)	major judgments areas;
(3)	significant adjustments resulting from audit;
(4)	the going concern assumptions and any qualifications;
(5)	compliance with relevant mandatory accounting standards; and
(6)	compliance with legal requirements on financial reporting in applicable laws and regulations, including rules recently promulgated by professional and regulatory authorities, and potential impact of the same on the financial reports.

Clause 12: The Audit Committee shall inspect and monitor the work of internal audit department of the Company in accordance with applicable PRC and overseas rules.

Clause 13: The Audit Committee shall be responsible for monitoring the financial reporting system and internal control procedures of the Company and for conducting the following examinations and assessments:

(1)	to examine the accounting policies and practices to be complied by the Company in preparing its financial statements;
(2)	to monitor the process of preparing periodic financial reports (interim, annual and quarterly financial reports) and examine information disclosure in periodic financial reports, results announcements, Form 20-F and other announcements;
(3)	to assess the effectiveness of internal control and risk management frameworks of the Company, and to ensure coordination between internal auditors and external accountants, availability of sufficient resources necessary for the operation of internal auditing functions of the Company, possession of necessary expertise and working experience by related personnel and availability of regular training programmes or similar arrangements;
(4)	to examine major queries raised by the external accountants to the management about accounting records, financial accounts or systems of control of the Company and management’s response and other correspondence, and to ensure effective communication between the external accountants and the Company’s management; and
(5)	to fully understand the internal control measures and process implemented by the management, and ensure that financial statements available from existing financial system comply with relevant standards and requirements and have received examination and approval of the management.

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Clause 14: The Audit Committee shall review and supervise the engagement and performance of the accounting firm, as follows:

(1)	the Audit Committee shall consult the accounting firm and agree with it on the timeframe for auditing financial reports of the Company for the current year, supervise that the accounting firm submits its audit report within the agreed time period, and record in writing the manner and frequency of making such supervision and also the result of such supervision; this record shall be signed by the relevant responsible officer as confirmation;
(2)	the Audit Committee shall examine performance of the accounting firm on an annual basis, submit a report to the Board to conclude the performance of auditing work by the accounting firm for the year and make recommendations on the engagement, re-appointment or dismissal of the accounting firm and on the auditing fee to be paid to the accounting firm;
(3)	the Audit Committee shall propose to initiate the work related to the selection of the accounting firm, consider the selection documents, determine the evaluation elements and specific scoring criteria, supervise the selection process, examine the qualifications of the accounting firm (including the background and experience of its partners and auditing personnel) and also independence of the accounting firm, and ensure that the periodic rotation of the responsible partner(s) is in compliance with relevant laws and regulations;
(4)	the Audit Committee shall discuss with the external accountants and examine the scope and method of the audit for the current year as proposed by the external accountants, assess the objectivity and effectiveness of the proposed work and procedures, and pre-approve the auditing services before commencement of the work, with due consideration of any changes to existing laws and regulations and other regulatory requirements;
(5)	the Audit Committee shall formulate policies on provision of non-auditing services by the accounting firm to ensure that provision of such non-auditing services will not affect independence or objectivity of the accounting firm. The Audit Committee shall also make recommendations to the Board on improvements or advisable steps to be made or taken to deal with issues which may affect the provision of non-auditing services by the accounting firm, and shall examine and approve the terms and fee for providing non-auditing services to the Company by the accounting firm;

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(6)	the Audit Committee shall discuss with the external accountants matters that both parties believe specific discussion is necessary and ensure that the external accountants have smooth communication channels with the Audit Committee whenever necessary;
(7)	the Audit Committee shall obtain from the accounting firm a report on the status of internal control of the Company and any major defect or deficiency in that aspect every year; and
(8)	the Audit Committee shall examine the Company’s policies on the employment of staff members and former staff members of the accounting firm and monitor the implementation of such policies.

Clause 15: The Audit Committee shall lay down procedures regarding handling of complaints as follows:

(1)	the acceptance, reservation and handling of complaints known to the Company regarding accounting, internal accounting control or auditing matters; and
(2)	the acceptance and handling of complaints or anonymous reports made by employees regarding accounting or auditing matters and the assurance of confidentiality of the same.

Clause 16: The Audit Committee shall keep in regular contact with the Board, the senior management and the external accountants.

The Audit Committee shall meet with the external accountants and the Company’s own legal counsel at least twice every year.

Clause 17: In exercising its powers, the Audit Committee shall have the right to engage independent legal, accounting or other external advisors for their advice.

The Company shall bear reasonable costs incurred from the engagement of external advisors by the Audit Committee in performing its duties.

Clause 18: Resolutions or opinions arrived at by the Audit Committee shall be approved by the majority of all the members and reported to the Board in writing. The Audit Committee shall also report to the Board regularly on the following matters:

(1)	important issues that would facilitate prompt understanding by the Board of potential effects on the financial position and business operations of the Company; and

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(2)	self-appraisal of members of the Audit Committee and the Audit Committee as a whole on performance of their duties.

Clause 19: Any reference to “or above” or “or more” in these Rules shall include the number which precedes it. Unless otherwise stated, technical terms used in these Rules shall have the same meaning as they appear in the Articles.

Clause 20: These Rules are written in both English and Chinese. In the event of any discrepancy between the interpretation of the Chinese and the English text, the Chinese version shall prevail.

Clause 21: These Rules shall come into effect from the date of their being passed by the

Board.

Clause 22: These Rules shall be construed and interpreted by the Board.

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